EXHIBIT 99.9 Consent of Alan B Taylor

EXPERT CONSENT

I, Alan B. Taylor, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “Prairie Creek Mine, Northwest Territories Canada, December 28, 2011” and other information pertaining to the Prairie Creek Project in the Annual Information Form (the “AIF”) for the year ended December 31, 2012 of Canadian Zinc Corporation (the “Company”) and in the Management Discussion & Analysis for the year ended December 31, 2012 of the Company, (ii) all technical disclosure contained in the Company’s MD&A, (iii) all scientific and technical information contained in the Company’s AIF, and (iv) the use of my name in the AIF, the MD&A and the Annual Report on Form 40-F of the Company for the year ended December 31, 2012 and any amendments thereto incorporating by reference the Company’s AIF, MD&A and the Annual Report on Form 40-F.

Dated this 19th day of March, 2013.

/s/ Alan B. Taylor

Name: Alan B. Taylor, P. Geo